FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of May, 2002

ABBEY NATIONAL plc
(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . .X. . . .

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Replaces
Abbey National PLC	Director Shareholding		10:26 8 May 02	

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Abbey National plc

2. Name of director

Stephen Hester (Director Designate – Appointed with effect from 13th May 2002)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of

them (if notified)

Broughton Grange Estates Limited which is a wholly owned investment company of the Director.

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

As 2 and 4 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

50,000 shares

8. Percentage of issued class

Nominal

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

Ordinary shares of 10p each

12. Price per share

1096p per share

13. Date of transaction

13. Date of transaction

7th May 2002

14. Date company informed

7th May 2002

15. Total holding following this notification

50,000 shares

16. Total percentage holding of issued class following this notification

Nominal

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

P J Lott – Abbey National Group Secretariat (0207 612 4695)

25. Name and signature of authorised company official responsible for making this notification

P J Lott – Abbey National Group Secretariat

Date of Notification

8th May 2002

END

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL plc

Date:8th May, 2002

By ______________________

P J Lott – Authorised Signatory